SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number    0-20743
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K          [ ] Form 11-K         [ ]  Form 20-F
             [ ] Form 10-Q          [ ] Form N-SAR

         For Period Ended:    December 31, 2001
                           -----------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:     n/a
                                          --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:      n/a
                                                        ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant   OPEN PLAN SYSTEMS, INC.
                        --------------------------------------------------------

Former name if applicable    n/a
                          ------------------------------------------------------

Address of principal executive office (Street and number)  4299 Carolina Avenue,
                                                          ----------------------
Building C
--------------------------------------------------------------------------------

City, state and zip code         Richmond, Virginia  23222
                         -------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |      (a)   The reasons  described in reasonable detail in Part III of
         |            this form  could not be  eliminated  without  unreasonable
         |            effort or expense;
         |
         |      (b)   The subject annual report,  semi-annual report, transition
         |            report on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,
         |            or  portion  thereof  will be filed on or before  the 15th
  [X]    |            calendar day  following  the  prescribed  due date; or the
         |            subject  quarterly  report  or  transition  report on Form
         |            10-Q,  or portion  thereof  will be filed on or before the
         |            fifth calendar day following the prescribed due date; and
         |
         |      (c)   The  accountant's  statement or other exhibit  required by
         |            Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is experiencing a delay in the completion of its financial statements for the fiscal year ended December 31, 2001. Financial information with respect to the operations of the Registrant's Mexican subsidiaries for the third and fourth quarters of 2001 is being prepared for the Registrant's review in connection with the preparation of the Registrant's financial statements for the fiscal year ended December 31, 2001. The Registrant and its Mexican joint venture partner are currently engaged in the process of liquidating the Mexican subsidiaries in accordance with Mexican law. As part of the liquidation process, an independent accountant in Mexico has been selected by the parties to act as the Liquidator. Pursuant to the liquidation process, the Liquidator will provide the Registrant with financial information with respect to the Mexican subsidiaries. The Liquidator has advised the Company that financial information relating to the Mexican subsidiaries for the third and fourth quarters of 2001 will be available to the Registrant on or about April 5, 2002. At the time such information is submitted to the Registrant, the Registrant can then review such information and determine whether to include it in the Registrant's financial statements for the fiscal year ended December 31, 2001, as appropriate. Despite the Registrant's efforts to assist the Liquidator in Mexico with respect to the preparation of financial information for the Mexican subsidiaries, the liquidation process and related efforts to prepare financial information for the Mexican subsidiaries could not be completed in time for the resulting information to be delivered to the Registrant prior to the due date for the Registrant's Form 10-K without unreasonable effort and expense. The Registrant intends to file its Form 10-K for the fiscal year ended December 31, 2001 as soon as practicable after receiving adequate financial information regarding the Mexican subsidiaries from the Liquidator in Mexico.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Thomas M. Mishoe, Jr.              804                    228-5600
--------------------------------------------------------------------------------
               (Name)                    (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  It is anticipated that the Registrant's Form 10-K for the year ended December 31, 2001 will report a net loss of approximately $9.9 million for the year ended December 31, 2001, excluding results of the Mexico operations for the third and fourth quarters, as compared to a net loss of $4.5 million for the year ended December 31, 2000.
         Significant components of the Company's net loss for the year ended December 31, 2001 were previously reported in the Company's filing of the Forms 10-Q for the first three quarters of 2001. At this time, the Registrant cannot complete the Company's annual financial statements until appropriate financial information is received by the Registrant with respect to the Mexican subsidiaries.

                  The Registrant cautions readers that statements contained herein regarding the Registrant's earnings and the filing of the Form 10-K are forward-looking statements based upon management's current knowledge and assumptions about future events. Actual results or performance may be materially different from any results or performance expressed or implied by such forward-looking statements. For a list of factors that could affect the Registrant's results of operations or management's expectations, see the description of forward-looking and cautionary statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Form 10-K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission.

                             OPEN PLAN SYSTEMS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2002                By: /s/ Thomas M. Mishoe, Jr.
                                         ---------------------------------------
                                         Thomas M. Mishoe, Jr.
                                         President and Chief Executive Officer


                  Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).